Exhibit 5.2

Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 706 7329 http://www.microsoft.com/

September 24, 2010

Ladies and Gentlemen:

I am Associate General Counsel, Legal and Corporate Affairs, and Assistant Secretary of Microsoft Corporation, a Washington corporation (the “Company”). I have acted in such capacity in connection with the Registration Statement on Form S-3 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, relating to the issuance by the Company of $1,000,000,000 aggregate principal amount of 0.875% Notes due 2013 (the “2013 Notes”), $1,750,000,000 aggregate principal amount of 1.625% Notes due 2015 (the “2015 Notes”), $1,000,000,000 aggregate principal amount of 3.000% Notes due 2020 (the “2020 Notes”), and $1,000,000,000 aggregate principal amount of 4.500% Notes due 2040 (the “2040 Notes” and, together with the 2013 Notes, the 2015 Notes and the 2020 Notes, the “Notes”). The Notes are being issued pursuant to a base indenture dated as of May 18, 2009 between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), as supplemented by a Second Supplemental Indenture, dated as of September 27, 2010 between the Company and the Trustee (together, the “Indenture”).

I have examined the Registration Statement and the form of the Indenture, which has been filed. I also have examined the originals, or duplicates or certified or conformed copies, of such corporate and other records, agreements, documents and other instruments and have made such other investigations as I have deemed relevant and necessary in connection with the opinion hereinafter set forth. As to questions of fact material to this opinion, I have relied upon certificates or comparable documents of public officials and of officers and representatives of the Company.

In rendering the opinion set forth below, I have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents. I also have assumed that the Indenture will be the valid and legally binding obligation of the Trustee.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, I am of the opinion that the Notes have been duly authorized and, when executed and delivered in accordance with the Indenture, will be duly executed and delivered by the Company in accordance with the law of the State of Washington.

The opinion set forth above is subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law) and (iii) an implied covenant of good faith and fair dealing.

I do not express any opinion herein concerning any law other than the law of the State of Washington.

In rendering its opinion, Weil, Gotshal & Manges LLP may rely upon this opinion as to matters of the law of the State of Washington addressed herein as if this opinion were addressed directly to them.

I hereby consent to the filing of this opinion letter as an exhibit to a Current Report on Form 8-K of the Company filed with the Commission and thereby incorporated by reference into the Registration Statement.

Very truly yours,

/s/ KEITH R. DOLLIVER
Keith R. Dolliver
Associate General Counsel, Legal and Corporate Affairs, and Assistant Secretary